UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                           LIFESTYLE INNOVATIONS, INC.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock - $0.001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                  532 19W 105
                                 --------------
                                 (CUSIP Number)


                                  Paul Johnson
                     3801 William D. Tate Avenue, Suite 100
                             Grapevine, Texas 76051
                                 (817) 421-0057
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 2002
                                ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].





                                                    SCHEDULE 13D
------------- ----------------------------------------------------------------------------------------------------------------------
CUSIP No.     532 19W 105                                                                         Page 1 of 4 Pages
------------- ----------------------------------------------------------------------------------------------------------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                eResource Capital Group, Inc.

------------- ----------------------------------------------------------------------------------------------------------------------

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)
                                                                                                                               (b)
-------------- --------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY
--------------- --------------------------------------------------------------------------------------------------------------------

4               SOURCE OF FUNDS*

                WC
--------------- --------------------------------------------------------------------------------------------------------------------

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------- --------------------------------------------------------------------------------------------------------------------

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-------------- ---------------------------------------------------------------------------------------------------------------------

         Number of             7        SOLE VOTING POWER   16,000,000
          Shares
       Beneficially          ---------- --------------------------------------------------------------------------------------------
         Owned By
           Each                8        SHARED VOTING POWER   -0-
         Reporting
          Person             ---------- --------------------------------------------------------------------------------------------
           With
                               9        SOLE DISPOSITIVE POWER   16,000,000

                             ---------- --------------------------------------------------------------------------------------------

                             10         SHARED DISPOSITIVE POWER  -0-

--------------- --------------------------------------------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,000,000

--------------- --------------------------------------------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------- --------------------------------------------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                79.47%

--------------- --------------------------------------------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON*
                CO
--------------- --------------------------------------------------------------------------------------------------------------------


                                   ATTACHMENT

                                                           CUSIP No. 532 19W 105
ITEM 1.  SECURITY AND ISSUER.

         This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Lifestyle Innovations, Inc., a Nevada corporation (the "Company"). The principal executive offices of Company are located at 3801 William D. Tate Avenue, Suite 100, Grapevine, Texas 76051.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement of beneficial ownership on Schedule 13D is being filed by eResource Capital Group, Inc., a Delaware corporation ("RCG" or the "Reporting Party"), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The address of the Reporting Party's principal business and principal office is 5935 Carnegie Boulevard, Suite 101, Charlotte, North Carolina 28209. The principal business of the Reporting Party is the operation through its subsidiaries of an aviation travel service, telecommunications call center, home technology service, and technology solutions business.

         The following individuals serve the Reporting Party in the following capacities, and are hereinafter referred to as the "Executive
Officers/Directors." Unless otherwise stated, the address of each of the Executive Officers/Directors is 5935 Carnegie Boulevard, Suite 101, Charlotte, North Carolina 28209.

         Name                       Position                  Citizenship       Principal Occupation and Employer Information
         ----                       --------                  -----------       ---------------------------------------------
         James A. Verbrugge         Director                United States    Professor of Finance and the Chairman of the Department
                                                                             Of Banking and Finance, at the University of Georgia.
         Paul B. Johnson            Director                United States    CEO  and  Director  of  Lifestyle   Innovations,   Inc.
                                                                             Director of RCG through 10/31/02.
         Michael D. Pruitt          Director, Chairman,     United States    Officer and Director of RCG.
                                    and CEO
         Melinda Morris Zanoni      Director, and           United States    Officer and Director of RCG.
                                    Executive VP
         Eric D. Burgess            Senior Vice President,  United States    Officer of RCG.
                                    Finance

         Neither the Reporting Party nor any of the Executive Officers/Directors has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 5, 2002, LFSI Merger Corp., a wholly owned subsidiary of the Company merged with and into LST, Inc., a wholly owned subsidiary of the Reporting Party, pursuant to the terms of an Agreement and Plan of Merger dated August 30, 2002. LST, Inc. was the surviving company in the merger, and upon the effective date of the merger became a wholly owned subsidiary of the Company. In consideration for the merger, the Company issued to the Reporting Party 16,000,000 shares of the common stock, par value $0.001, of the Company (the "Common Stock"). In addition, the Company issued to the Reporting Party a common stock purchase warrant to purchase up to 1,000,000 shares of the Common Stock of the Company. The shares underlying the Warrant have not been included in the Reporting Party's beneficial ownership calculation in that the Warrant vests only in the event the Company fails to file a registration statement registering for resale the 16,000,000 shares of Common Stock received by the Reporting Party on or before the date that is 90 days after the closing date of the merger, and expires on September 5, 2012.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Party currently intends to hold the shares of Common Stock of the Company for investment purposes, and has no current intention to purchase additional shares of Common Stock. Other than as discussed herein, the Reporting Party has no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

         The Reporting Party may sell shares of the Common Stock of the Company from time to time in market transactions depending on market conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Party is the beneficial owner of 16,000,000 shares of the Common Stock of the Company, representing 79.47% of the issued and outstanding shares of Common Stock of the Company.

     (b) The Reporting Party may be deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 16,000,000 shares of the Common Stock of the Company.

     (c) None in addition to the transactions described in Item 3.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT.

     1. Agreement and Plan of Merger dated August 30, 2002, by and among eResource Capital Group, Inc., LST, Inc., Lifestyle Innovations, Inc., and LFSI Merger Corp. (incorporated herein by reference to the Company's Form 8-K filed on September 20, 2002).

     2.   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2002                  eRESOURCE CAPITAL GROUP, INC.

                                          /s/   Michael D. Pruitt
                                          -----------------------
                                          Name: Michael D. Pruitt
                                          Its: CEO